Exhibit 99.1

Sundial Responds to Baseless Class Action Lawsuits

CALGARY, Oct. 9, 2019 /CNW/ - We want to address erroneous media coverage regarding the class action lawsuits filed against our company alleging violations of the U.S. securities laws. While we cannot comment on specific customer relationships due to contractual confidentiality and normally would not respond to pending legal matters, we are compelled to issue this statement.

The lawsuits stem from a single online article, which erroneously described a since-resolved commercial dispute. All of our customer agreements include provisions to replace or return product under certain conditions. The amount of product returned was a fraction of the 554 kilograms erroneously quoted in the article. The return represented a minimal percentage of our total production to date, had no impact on our second quarter financial results and is expected to have a negligible impact on our third quarter earnings.

Sundial has always been compliant with Health Canada regulations in our world-class facilities, including the most recent inspection of our flagship facility in Olds, Alberta in September 2019. Sundial's products and quality processes continue to follow Good Production Practices (GPP) in accordance with Health Canada standards. At no point have our facilities stopped producing and selling our high-quality cannabis products.

Torsten Kuenzlen, CEO of Sundial says, "We strongly believe that Sundial did not mislead investors and disclosed all material information to investors in our IPO. We are therefore confident that the class action lawsuits filed against Sundial are completely without merit and intend to vigorously defend our company in these matters."

We remain focused on what has made us successful: the sustainable growth of our business through a commitment to producing safe, innovative and high-quality products that consumers desire.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/09/c8552.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 09-OCT-19